Blake Estes
Direct Dial:
212-210-9415
Email: blake.estes@alston.com

August 22, 2023
VIA EDGAR

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549


Re:
BIP Ventures Evergreen BDC; File No. 000-56550

Dear Ms. Dubey:

     	This letter sets forth the response of our client, BIP
Ventures Evergreen BDC (the "Company"), to the comments from the staff (the "Staff") of the U.S. Securities and Exchange
Commission (the "SEC") pertaining to the Company's Form 10-
12G/A, filed on August 10, 2023 (the "Form 10").

1.	Comment:	Remove the word "Venture" from the name of the
Company or otherwise revise the Company name so that the words
"Venture" and "Fund" are not next to each other.

Response:	In response to the Staff's comment, the Company
has revised its name to "BIP Ventures Evergreen BDC."

2.	Comment:	Does the Company impose an investment minimum for
initial subscriptions? If yes, what is the investment minimum for initial subscriptions? If not, disclose that the Company will not invest more than 15% of its net assets in funds relying on Section 3(c)(1) and/or Section 3(c)(7) of the Investment
Company Act of 1940, as amended.

Response:	The Company confirms that the investment minimum
for initial subscriptions is $10,000, which we understand to be less than the SEC staff requires for a fund that invests more than 15% of its net assets in funds relying on
Section 3(c)(1) and/or Section 3(c)(7) of the Investment
Company Act of 1940, as amended (the "Investment Company
Act"). Accordingly, in response to the Staff's comment, the Company undertakes to revise the disclosure to state that the Company will not invest more than 15% of its net assets in funds relying on Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act.

3.	Comment:	Please clarify how the Company implements a
venture capital strategy. If the Company invests in small- and medium-sized companies as a principal strategy, please state that in the "Principal Strategies" section.

Response:	The Company intends to engage in a venture
capital strategy by providing early-stage and growth-stage equity capital to small- and medium-sized businesses. In response to the Staff's comment, the Company undertakes to include additional disclosure stating that it invests in small- and medium-sized companies as part of its principal investment strategy.

4.	Comment:	Disclose the specific types of technology that
are included in the term "frontier technology."

Response:	In response to the Staff's comment, the Company
undertakes to include additional disclosure clarifying the types of technologies included in the term "frontier technology."

5.	Comment:	If the fund will invest in any types of
cryptocurrencies, we will have additional comments.
Alternatively, disclose prominently on pages 4 and 6 that the fund will not invest directly or indirectly in any cryptocurrencies.

Response:	In response to the Staff's comment, the Company
undertakes to include prominent disclosure that the Company will not invest directly or indirectly in any cryptocurrencies.

6.	Comment:	On pages 4 and 5, continue the bullets for each
of the risk factors listed on those pages.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

7.	Comment:	Please revise the following sentence on page 6,
"The Company may also invest on an opportunistic basis in "non-qualifying" investments, such as investments in non-U.S.
companies that otherwise meet the Company's objectives and strategies" to state that Company may invest up to 30% in non-qualifying assets.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

8.	Comment:	On page 8 in the Investment Objectives section,
please revise the first sentence to be consistent with the revised disclosure in the first and second sentences in the third paragraph on page 6.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

9.	Comment:	On page 8 in the Investment Objectives section,
please state that the Company may invest up to 30% in companies that are not eligible portfolio companies under the 1940 Act.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

10.	Comment:	We note that the Company has not yet filed its
Form N-54A election. Please tell us if the Company will rely on
Section 3(c)(1) of the Investment Company Act during the time that it is accepting purchase orders but has not yet commenced operations.

Response:	The Company confirms that it intends to file its
Form N-54A election on August 23, 2023.

11.	Comment:	On page 14 in the Private Offering section,
replace the phrase "end of the immediately preceding quarter" with the phrase "last day of the immediately preceding quarter."

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

12.	Comment:	On page 16 in the Share Repurchase Program
section, related to the disclosure that investors will receive their cash proceeds no later than 65 days after the expiration of the applicable tender offer, please disclose on page 6 that the Company will invest substantially all of its assets in direct equity investments in private operating companies.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

13.	Comment:	If the Company will invest in the Southwest and
Midwest regions of the United States as a principal investment strategy, please state that.

Response:	In response to the Staff's comment, the Company
undertakes to include disclosure stating that investing in the Southwest and Midwest regions of the Unites States is not a principal investment strategy. The geographic location of the Company's portfolio companies is part of its investment strategy, but it is not a required criterion

14.	Comment:	Explain to us how the Company can identify BIP
Ventures as its adviser when BIP Ventures is a business name used only in Georgia according to its Form ADV.

Response:	As identified in the Form ADV for BIP Capital,
LLC, BIP Ventures is the business name used by BIP Capital, LLC to conduct its investment advisory business. BIP
Capital, LLC's sole office is in Georgia and, as set forth in Section 1.B. of BIP Capital, LLC's Form ADV, BIP
Ventures identifies Georgia as the sole jurisdiction in which it provides advisory services to its clients.

15.	Comment:	Please revise the disclosure in the section
describing the subscription process to state that any subscriptions not accepted by the Company in a quarterly closing must be resubmitted by the investor, rather than "rolled" to the next quarter's closing, for the investor's purchase order to be considered for the next quarter's closing.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

16.	Comment:	Please revise the disclosure to state that the
Company's right to refuse to accept a subscription for shares for any reason does not include a right to remove an investor whose subscription has been accepted.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

17.	Comment:	Please state explicitly in the disclosure that
the per-share purchase price determined by the Investment
Adviser, as valuation designee, will equal the then-current NAV per share.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

18.	Comment:	We note the withdrawal notice on EDGAR for the
Company's previously filed application for co-investment exemptive relief. Please clarify the disclosure stating that the Company has applied for such exemptive relief.

Response:	The Company intends to file a new application for
co-investment exemptive relief. In response to the Staff's comment, the Company undertakes to revise the disclosure accordingly..

19.	Comment:	Indicate in the Exhibit Index that the Custodian
Agreement and the Transfer Agent Services Agreement contain redacted information.

Response:	In response to the Staff's comment, the Company
undertakes to revise the disclosure accordingly.

20.	Comment:	Explain to us why the redacted information in the
Custody Agreement and the Transfer Agent Services Agreement is not material.

Response:	In response to the Staff's comment, the Company
undertakes to revise these exhibits to narrow the scope of redacted information to only commercially sensitive and personal information. The Company respectfully notes that remaining redacted information in the Custody Agreement and the Transfer Agent Services Agreement contain commercially sensitive and personal information, including fee schedules and individual contact information, which the Company believes would not be material to an investor's determination to purchase the Company's securities.

If you have any further questions or comments, please do not hesitate to contact me at (212) 210-9415.
Sincerely,

/s/ Blake Estes
    Blake Estes


90 Park Avenue
New York, NY  10016
212-210-9400 | Fax: 212-210-9444

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